Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three months ended March 31, 2013 and 2012

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2013	2012
Assets

Current assets:
Cash and cash equivalents	9	$23,348	$9,770
Short-term investments	9	8,913	12,068
Trade and other receivables		21,668	16,374
Inventories	6	10,954	11,277
Prepaid expenses and other current assets		1,177	1,011
		66,060	50,500
Assets classified as held for sale	5	-	10,798
Total current assets		66,060	61,298

Property, plant and equipment		23,145	24,316
Intangible assets	7	3,887	4,194
Goodwill		36,291	36,291
Investments	18	667	667
Long-term trade receivables		219	594
Other long-term assets		183	187
Total assets		$130,452	$127,547

Liabilities

Current liabilities:
Bank operating line	9	$4,777	$9,358
Trade and other payables	10	16,022	12,215
Deferred revenue		4,970	3,705
Provisions	11	8,845	9,423
Finance lease liability	9	1,033	1,043
Convertible debenture	12	-	2,924
		35,647	38,668
Liabilities classified as held for sale	5	-	1,423
Total current liabilities		35,647	40,091

Finance lease liability	9	12,478	13,011
Deferred gain		5,078	5,193
Provisions	11	4,999	5,089
Convertible debenture	12	3,545	-
Employee future benefits		6,111	6,161
Total liabilities		67,858	69,545

Equity:
Share capital	13	852,624	845,630
Treasury shares	13	(146)	(313)
Contributed surplus	13	295,332	291,184
Accumulated deficit		(1,082,053)	(1,074,181)
Foreign currency reserve		246	92
Total equity attributable to equity holders		66,003	62,412
Dantherm Power A/S non-controlling interests	8	(3,409)	(4,410)
Total equity		62,594	58,002
Total liabilities and equity		$130,452	$127,547

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Profit or Loss and Other Comprehensive Income
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2013	2012
(restated – note 5)
Revenues:
Product and service revenues		$12,335	$10,079
Cost of product and service revenues		9,397	7,966
Gross margin		2,938	2,113

Operating expenses:
Research and product development		5,296	5,907
General and administrative		2,995	2,766
Sales and marketing		1,936	2,099
Total operating expenses		10,227	10,772

Results from operating activities		(7,289)	(8,659)
Finance income (loss) and other	14	(679)	376
Finance expense		(427)	(414)
Net finance expense		(1,106)	(38)
Gain (loss) on sale of property, plant and equipment		25	(49)
Net loss from continuing operations for period		(8,370)	(8,746)

Net earnings (loss) from discontinued operations for period	5	(42)	217
Net loss for period		$(8,412)	$(8,529)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		270	(139)
Net gain on hedge of forward contracts		-	108
Other comprehensive income (loss) for the period		270	(31)

Comprehensive loss for period		$(8,142)	$(8,560)

Net loss attributable to:
Ballard Power Systems Inc. from continuing operations		$(7,936)	$(8,660)
Ballard Power Systems Inc. from discontinued operations		(42)	217
Dantherm Power A/S non-controlling interests		(434)	(86)
Net loss for period		$(8,412)	$(8,529)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(7,824)	$(8,407)
Dantherm Power A/S non-controlling interests		(318)	(153)
Comprehensive loss for period		$(8,142)	$(8,560)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations		$(0.09)	$(0.10)
Discontinued operations		$0.00	$0.00
Net loss for period		$(0.09)	$(0.10)
Weighted average number of common shares outstanding		92,233,498	84,566,475

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance December 31, 2012	91,801,477	$845,630	$(313)	$291,184	$(1,074,181)	$92	$(4,410)	$58,002
Net loss	-	-	-	-	(7,978)	-	(434)	(8,412)
Additional investment in Dantherm	-	-	-	-	-	-	1,319	1,319
Power A/S (note 8)
Net Offering proceeds (note 13)	7,275,000	6,794	-	-	-	-	-	6,794
Proceeds on issuance of convertible	-	-	-	4,000	-	-	-	4,000
promissory note (note 13)
Purchase of treasury shares	-	-	(2)	-	-	-	-	(2)
RSUs redeemed (note 13)	98,156	159	169	(624)	106	-	-	(190)
Options exercised	25,000	41	-	(13)	-	-	-	28
Share distribution plan	-	-	-	785	-	-	-	785
Other comprehensive income:
Foreign currency translation for	-	-	-	-	-	154	116	270
foreign operations
Balance, March 31, 2013	99,199,633	$852,624	$(146)	$295,332	$(1,082,053)	$246	$(3,409)	$62,594

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(8,443)	-	(86)	(8,529)
Purchase of treasury shares	-	-	(2)	-	-	-	-	(2)
RSUs redeemed	49,095	113	154	(355)	41	-	-	(47)
Options exercised	12,501	23	-	(8)	-	-	-	15
Share distribution plan	-	-	-	850	-	-	-	850
Other comprehensive income (loss):
Foreign currency translation for foreign	-	-	-	-	-	(72)	(67)	(139)
operations
Net gain on hedge of forward contracts	-	-	-	-	-	108	-	108
Balance, March 31, 2012	84,612,120	$837,822	$(363)	$289,706	$(1,039,681)	$245	$(3,128)	$84,601

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2013	2012
Cash provided by (used for):
Operating activities:
Net loss for the period		$(8,412)	$(8,529)
Adjustments for:
Compensatory shares		915	955
Employee future benefits		(50)	(60)
Depreciation and amortization		1,275	1,594
Loss (gain) on sale of property, plant and equipment		(25)	50
Impairment loss on property, plant and equipment	5	50	-
Unrealized gain on forward contracts		-	(458)
		(6,247)	(6,448)
Changes in non-cash working capital:
Trade and other receivables		(5,030)	(2,742)
Inventories		304	(2,069)
Prepaid expenses and other current assets		(162)	(125)
Net assets / liabilities classified as held for sale		281	-
Trade and other payables		2,782	(3,299)
Deferred revenue		1,268	(962)
Warranty provision		(194)	580
		(751)	(8,617)
Cash used by operating activities		(6,998)	(15,065)

Investing activities:

Net decrease in short-term investments		3,155	11,278
Additions to property, plant and equipment		(29)	(135)
Net proceeds on sale of property, plant and equipment and other		100	369
Net proceeds from disposition of Material Products division	5	9,044	-
Net investments in associated companies	18	-	(44)
		12,270	11,468
Financing activities:
Purchase of treasury shares		(2)	(2)
Payment of finance lease liabilities		(251)	(245)
Net proceeds from bank operating line	9	(4,386)	4,890
Net proceeds on issuance of share capital		28	16
Net Offering proceeds	13	6,794	-
Proceeds on issuance of share capital from Dantherm Power A/S	8	1,360	-
non-controlling interests
Proceeds on issuance of convertible promissory note	13	4,000	-
Proceeds on issuance of convertible debenture from	12	640	403
Dantherm Power A/S non-controlling interests		8,183	5,062

Effect of exchange rate fluctuations on cash and cash equivalents held		123	150

Increase (decrease) in cash and cash equivalents		13,578	1,615
Cash and cash equivalents, beginning of period		9,770	20,316
Cash and cash equivalents, end of period		$23,348	$21,931

Supplemental disclosure of cash flow information (note 16).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2012 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 3 below. As described in note 3, the Corporation has adopted new IFRS standards effective January 1, 2013. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on April 29, 2013.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as going concern into the foreseeable future. While the Corporation believes that it has adequate liquidity in cash and working capital to finance its operations, there are material risks and uncertainties that cause substantial doubt as to the Corporation’s ability to continue as a going concern. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(e)	Going concern (cont’d):

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations. These condensed consolidated interim financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations.

3.	Changes in accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards that were issued by the IASB and adopted by the Corporation, effective January 1, 2013. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

(a)	IFRS 10 – Consolidated Financial Statements:

IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities, and certain parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

	a)	power over the investee;

	b)	exposure or rights to variable returns from involvement with the investee;

	c)	the ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 does not change the Corporation’s conclusions around control of its investees, and therefore no adjustments to previous accounting for investees are required in the consolidated financial statements.

(b)	IFRS 11 – Joint Arrangements:

IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

The Corporation is not impacted by the adoption of IFRS 11, and no adjustments to the consolidated financial statements are required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Changes in accounting policies (cont’d):

(c)	IFRS 13 – Fair Value Measurements:

IFRS 13 Fair Value Measurement establishes a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

In accordance with IFRS 13, the Corporation has included additional fair value disclosures in its condensed consolidated interim financial statements.

(d)	Amendments to IAS 19 – Employee Benefits:

The amendments to IAS 19 significantly change the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and are recognized immediately in other comprehensive income (“OCI”).

Remeasurements recognized in OCI are not recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan is computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 also impacts the presentation of pension expense as benefit cost is split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

The Corporation’s previous accounting policy for employee benefits relating to the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI was predominantly consistent with the requirements in the new standard, and accordingly the Corporation does not expect any material adjustments to the consolidated financial statements as a result of the adoption of the new standard.

(e)	Amendments to IAS 1 – Presentation of Financial Statements:

The amendments to IAS 1 Presentation of Financial Statements require items of other comprehensive income and the corresponding tax expense to be grouped based on whether they will or will not be classified to the statement of earnings in the future.

In accordance with the amendments to IAS 1, the Corporation has modified its statement of profit or loss and other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 3 of the Corporation’s consolidated financial statements for the year ended December 31, 2012, with the exception of the new accounting standards adopted by the Corporation effective January 1, 2013, detailed in note 3 of these condensed consolidated interim financial statements.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for gross cash proceeds of $10,500,000 (on the delivery of net working capital of $3,700,000) and additional potential proceeds of up to $1,500,000. The additional proceeds of up to $1,500,000 are payable in 2014 and 2015, through a GDL product credit, if the former Material Products division attains certain financial results in 2013. As the additional potential proceeds are contingent in nature, they are not recorded in the consolidated financial statements until actually realized. Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9,044,000 after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. The Material Products division has been classified and accounted for as discontinued operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Discontinued operations – Disposition of Material Products division (cont’d):

In 2012, impairment losses of $1,815,000 and $500,000 relating to goodwill and property, plant and equipment, respectively, were recognized based on a fair value less costs to sell assessment, which compared the segment’s carrying value as of December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. During the three months ended March 31, 2013, an additional $50,000 of impairment losses was recognized against property, plant and equipment, which is included in the net loss from discontinued operations.

January 31,
2013
Proceeds from disposition	$10,500
Disposition costs	(1,456)
Net disposed assets	(9,094)
Impairment loss on property, plant and equipment	$(50)

The following is a preliminary analysis of the disposed assets and liabilities:

January 31,
2013
Trade and other receivables	$1,810
Inventories	2,692
Prepaid expenses and other current assets	39
Property, plant and equipment	5,739
Trade and other payables	(1,186)
Net disposed assets	$9,094

Net earnings (loss) from discontinued operations is comprised of the following:

	Three months ended March 31,
	2013	2012
Product and service revenues	$867	$3,466
Cost of product and service revenues	610	2,558
Gross margin	257	908

Total operating expenses	(240)	(654)
Impairment on property, plant and equipment	(50)	-
Earnings (loss) before income taxes	(33)	254
Income tax expense	(9)	(37)
Net earnings (loss) from discontinued operations	$(42)	$217

The 2012 comparative figures in the consolidated statement of profit or loss and other comprehensive income have been reclassified in accordance with the classification and accounting of the Material Products division as discontinued operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Discontinued operations – Disposition of Material Products division (cont’d):

Net cash flows from discontinued operations is as follows:

	Three months ended March 31,
	2013	2013
Cash provided by operating activities	$290	$306
Cash used in investing activities	-	(33)
Cash provided (used in) financing activities	-	-
Cash and cash equivalents provided by discontinued operations	$290	$273

6.	Inventories:

During the three months ended March 31, 2013, the write-down of inventories to net realizable value amounted to $124,000 (2012 - $86,000). There were no reversals of previously recorded write-downs during the three months ended March 31, 2013 and 2012. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

7.	Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. For the three months ended March 31, 2013, amortization of $307,000 (2012 - $175,000) was recorded. There were no impairment losses recorded during the three months ended March 31, 2013 and 2012.

8.	Investment in Dantherm Power A/S

On March 31, 2013, Beijing Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in the Corporation’s subsidiary, Dantherm Power A/S (“Dantherm Power”), in which Dantherm Power received proceeds of $1,360,000 in exchange for the issuance of Dantherm Power share capital. Following the transaction, the Corporation’s interest in Dantherm Power was reduced from 57% to 52%. The remaining 38% interest is held by Dantherm A/S. The Corporation continues to consolidate the results of Dantherm Power, as control was obtained upon its acquisition on January 18, 2010.

In addition to the $1,360,000 investment, Dantherm Power received an additional $640,000 from Azure in exchange for convertible debentures (note 12) with terms consistent with those previously issued to the non-controlling partner, Dantherm A/S.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During the three months ended March 31, 2013, the Corporation was advanced $56,000 (2012 – $5,102,000) under the bank operating line of which $4,442,000 (2012 – $212,000) was repaid during the period. At March 31, 2013, $4,777,000 (December 31, 2012 – $9,358,000) was outstanding on the Bank Operating Line.

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank. At March 31, 2013, $2,335,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,176,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

10.	Trade and other payables:

	March 31,	December 31,
	2013	2012
Trade accounts payable	$6,971	$5,256
Compensation payable	3,245	2,046
Other liabilities	5,604	4,669
Taxes payable	202	244
	$16,022	$12,215

11.	Provisions:

	March 31,	December 31,
	2013	2012
Restructuring charges	$541	$922
Warranty	8,304	8,501
Current	$8,845	$9,423

Decommissioning liabilities	$4,999	$5,089
Non-current	$4,999	$5,089

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Convertible debenture

The convertible debenture relates to financing to Dantherm Power by the non-controlling partners and is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to the maturity date, the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power. During the quarter, an extension of the maturity date from December 31, 2013 to December 31, 2014 was approved by the subscribers in accordance with the terms of the convertible debenture. The convertible debentures were issued with a conversion price of either DKK 3.40 or DKK 0.14. This conversion feature was determined to have a nominal value.

During the three months ended March 31, 2013, an additional $640,000 of convertible debt financing was advanced to Dantherm Power by Azure, a new non-controlling partner (note 8). The issued convertible debenture notes totaling approximately DKK 3,733,000 were comprised of a note for DKK 2,400,000 with a conversion price of DKK 3.40 and a note for DKK 1,333,000 with a conversion price of DKK 0.14 and have a maturity date of March 31, 2014.

At March 31, 2013, the convertible debt outstanding was $3,545,000, which includes $492,000 of interest payable.

13.	Equity:

(a)	Share capital:

On March 26, 2013, the Corporation closed an underwritten offering (“Offering”) of 7,275,000 for gross Offering proceeds of approximately $8,003,000. Each unit in the Offering is comprised of one common share priced at $1.10 and one warrant to purchase one common share priced at $1.50. The common shares and warrants are immediately separable and issued separately, and no units will be issued or certificated. The warrants are certificated, exercisable immediately upon issuance, and have a 5 year term. As the shares and warrants are both classified as equity instruments, the common shares and warrants have been accounted for as a single equity instrument.

Net proceeds from the Offering is approximately $6,794,000 after deducting for underwriting discounts, commissions, and other offering expenses, as follows:

Gross Offering proceeds (7,275,000 shares at $1.10 per share)	$8,003
Less: Underwriting expenses	(642)
Less: Other financing expenses	(567)
Net Offering proceeds	$6,794

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Equity (cont’d):

(a)	Share capital (cont’d):

The Corporation has granted the underwriter a 30 day option to purchase up to an additional, 1,091,250 units on the same terms and conditions, solely to cover over-allotments, if any. As of April 29, 2013, the over-allotment option has not been exercised.

At March 31, 2013, 99,199,633 common shares and 7,275,000 warrants are issued and outstanding.

(b)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued commercial advancement of the Corporation’s fuel cell products in target market applications. The investment takes the form of a 5 year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. Anglo does not have a right to demand settlement of the Note in cash. Any common shares issued on conversion or repayment will be priced at a 20% discount to the market price of the shares on the closing date of the transaction, which equates to approximately $0.84 per share, or 4,761,904 common shares. On the maturity date, the Corporation may elect, at its sole and entire discretion, to repay the Note in cash, however, the Corporation intends to settle the Note by issuing the Corporation’s common shares based on the $0.84 per share conversion price. As the convertible price and share settlement amount are fixed, and the Corporation has no intention to settle the Note in cash, the $4,000,000 proceeds and conversion right has been accounted for as a single equity instrument and recorded in contributed surplus.

(c)	Share options:

As at March 31, 2013 and 2012, options to purchase 7,439,471 and 8,167,184 common shares, respectively, were outstanding. During the three months ended March 31, 2013, compensation expense of $255,000 (2012 - $436,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

During the three months ended March 31, 2013, options to purchase 1,081,250 (2012 – 797,504) common shares were granted with a weighted average fair value of $0.63 (2012 – $0.89). The granted options vest annually over three years.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Equity (cont’d):

(c)	Share options (cont’d):

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2013	2012
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	63%	62%
Risk-free interest rate	1%	2%

(d)	Deferred share units:

As at March 31, 2013 and 2012, 523,061 and 290,797 deferred share units (“DSUs”), respectively, were outstanding. During the three months ended March 31, 2013 and 2012, 72,816 and nil DSUs were issued, respectively. During the three months ended March 31, 2013, $204,000 (2012 – $103,000) of compensation expense was recorded in net income, of which $74,000 (2012 – $nil) relates to DSUs granted during the period. The remaining $130,000 (2012 – $103,000) relates to compensation expense expected to be earned for DSUs not yet issued.

(e)	Restricted share units:

As at March 31, 2013 and 2012, 3,257,688 and 2,548,217 restricted share units (“RSUs”), respectively, were outstanding. During the three months ended March 31, 2013, 1,327,266 (2012 – 1,167,847) RSUs were issued and compensation expense of $457,000 (2012 – $414,000) was recorded in net income. Each RSU is convertible into one common share. The RSU’s vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

During the three months ended March 31, 2013, 174,700 (2012 – 90,887) RSUs vested under the market purchase RSU plan and 98,543 (2012 – 91,465) common shares were issued from the trust. The Corporation did not repurchase any common shares during the three months ended March 31, 2013 and 2012. As at March 31, 2013, the Corporation held 85,086 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Finance income (loss) and other:

	Three months ended March 31,
	2013	2012
Investment income	$31	$70
Settlement of TPC funding obligation	(1,197)	-
Foreign exchange gain	487	306
Finance income (loss) and other	$(679)	$376

On January 15, 2013, the Corporation reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1,930,000, payable in four quarterly installments in 2013. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38,329,000. On settlement with TPC, the Corporation recorded a charge of $1,197,000 (CDN $1,209,000) to finance income (loss) and other, representing the excess of the settlement amount of CDN $1,930,000 over royalty amounts previously accrued as of the date of settlement of CDN $721,000.

15.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

		March 31,	December 31,
	Balances with related parties:	2013	2012
	Trade payables	$56	$100
	Interest payable	$492	$417
	Convertible debenture payable	$3,053	$2,507

		Three months ended March 31,
	Transactions during the period with related parties:	2013	2012
	Purchases	$41	$45
	Finance expense	$88	$54

16.	Supplemental disclosure of cash flow information:

		Three months ended March 31,
	Non-cash financing and investing activities:	2013	2012
	Compensatory shares	$159	$113

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.	Operating segments:

As a result of the disposition of the Material Products division (note 5), the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results. The Corporation now operates in a single segment, Fuel Cell Products, for which consolidated results are broken down as follows:

	Three months ended March 31,
	2013	2012
Total revenues:
Fuel Cell Products	$12,335	$10,079
Segment income (loss) for the period (1):
Fuel Cell Products	$1,415	$602
Corporate amounts:
Research and product development	(3,773)	(4,396)
General and administrative	(2,995)	(2,766)
Sales and marketing	(1,936)	(2,099)
Net finance expense	(1,106)	(38)
Gain (loss) on sale of property, plant and equipment	25	(49)
Loss before income tax and discontinued operations	$(8,370)	$(8,746)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

18.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate carrying value because of the short-term nature of these instruments. The Corporation’s investments (note 18(c)) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value. The carrying value of short-term investments equal their fair value as they are classified as held for trading.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2013 and 2012
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.	Financial instruments:

(a)	Fair value (cont’d):

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii) Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b)	Carrying value:

As of March 31, 2013, the carrying values of the Corporation’s financial instruments approximate their fair values. For the Corporation’s non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2013.

(c)	Investments:

Investments are comprised of the following:

	March 31, 2013		December 31, 2012
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$659	15.0%	$659	15.0%
Other	8		8
	$667		$667

The Corporation’s 15% ownership share in Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value. During the three months ended March 31, 2013, the Corporation made additional capital contributions of $nil (2012 - $44,000) in Chrysalix.